Exhibit 99.1

Beamr Issues Q3-2023 CEO Letter to Shareholders

Herzliya Israel, Oct. 17, 2023 (GLOBE NEWSWIRE) -- Beamr (Nasdaq: BMR), a leading supplier of video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders, Colleagues and Business Partners:

I am happy to update you on our Q3 2023 activities and progress. 2023 has been a pivotal and productive year for Beamr which resulted in several significant achievements.

Beamr has made very good progress in its Q3 activities both in its existing business and with building the new Beamr SaaS at a very fast pace.

From Q1 through Q3 2023, we have generated approximately $1.4M in revenues compared with $1.2M in Q1 through Q3 2022, and as of September 30, 2023, we had $5.4M of cash and cash equivalents. We believe that our annual revenue for the year ended 2023 will be similar to its 2022 revenues and expect a ramp up in revenues in 2024 with the anticipated announcements of the launching of our new Beamr SaaS in Q1 2024.

At the same time, we are carefully managing our day-to-day operational expenses and taking steps to ensure that we remain in a healthy financial position throughout 2024.

Beamr can share that in Q3 2023, we signed up another one of the top five largest media companies in the world to provide our video compression and optimization technology and solutions to its products and that following such agreement, Beamr is now working with three of the top five largest media companies in the world. We believe that this is a testimony of our leadership in video compression and optimization solutions.

As for the new Beamr SaaS, we are happy to share that we are on track with launching the SaaS in Q1 of 2024. During Q3 2023, we launched our second Beta with APIs enabling large scale clients to use the Beamr SaaS at scale for video optimization. In Q3 2023, we also signed with a distributor in Japan (J21 Corporation) that we believe will accelerate our access to the Japanese market with our Beamr SaaS. In addition, our collaboration with Nvidia continues with both technology integration and on business development fronts.

We are moving very fast with building our new Beamr SaaS and expect in the coming months to release more news about our upcoming new Beamr SaaS with new capabilities and additional collaborations that will help us prepare for the official launch in 2024. In addition, we are expanding our sales and marketing capabilities in preparation to the Q1 2024 launch.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com